UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SageLink Inc., dba Glyph

Legal status of issuer

  Form
  C-Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  February 20, 2017

Physical address of issuer
6 Liberty Square #6070, Boston, MA 02109

Website of issuer
http://glyph.earth

Current Number of Employees:
2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$324,251.41	$291,482.91
Cash & Cash Equivalents	$90,291.48	$101,339.23
Accounts Receivable	$0.00	$0.00
Short-term Debt	$147,977.16	$11,298.74
Long-term Debt	$149,842.84	$109,842.84
Revenues/Sales	$536,104.48	$252,867.11
Cost of Goods Sold	$193,648.19	$128,452.85
Taxes Paid	$0.00	$981.97
Net Income	($226,923.29)	($66,759.92)

Form C-AR

May 31, 2022

SageLink, Inc. dba Glyph



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Sagelink, Inc., a Delaware corporation ("**Glyph**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is May 31, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and Exhibit A hereto.

Glyph is a Delaware corporation, incorporated on February 20, 2017.

The Company is located at 6 Liberty Square #6070, Boston, MA 02109.

The Company's website is https://glyph.earth.

The Company conducts business in Massachusetts.

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and Exhibit A hereto.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still not profitable. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such personnel could negatively affect the Company and its operations. We have no way of guaranteeing key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

1

We may implement new lines of business or offer new products and services within existing lines of business.

The Company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted

may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Customer acquisition costs have arisen, which may have an adverse impact on the Company's financial performance.

The Company places advertisements on Facebook. Changes to Apple's privacy policies for the Facebook app have increased the Company's costs of acquiring customers. Such increased costs may negatively impact the Company's financial performance.

BUSINESS

Description of the Business

Glyph is a minimalism company. Our shoes are digitally knitted to be the only pair of shoes a person needs to own. The people who love Glyph are the people who find freedom in owning less. The Company has been backed by 500 Startups, Cornell University, and well-known angel investors.

Business Plan

As a direct-to-consumer shoe company, we will continue to focus on online growth by expanding into several digital channels, both paid and inbound. We will also continue to improve our cost of goods sold by negotiating better deals and working with more cost-efficient suppliers as we scale. Additionally, we will build long term brand value by creating content and building a community that revolve around minimalism.

The Company's Products and/or Services

Product / Service	Description	Current Market
Glyph Shoes	A digitally-knit shoe that is designed to shape perfectly around every foot.	Direct to consumer

Competition

The Company's competitors include Cole Haan, Tory Burch, Allen Edmonds, Rothy's, Allbirds, and TOMS.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We sell our products on the direct-to-consumer market. Our median customer makes over $130,000 in personal income, and we sell to an even distribution of the population when it comes to age.

Intellectual Property

Patents and Provisional Patent Applications

Application #	Type	Title	File Date	Country

4

| 29725697 | Provisional Patent | Design patent for shoe | 2/26/2020 | United States |

Trademarks

Registration #	Goods / Services	Mark	File Date	Grant Date	Country
Registration No. 5,682,113	Class 25: Footwear; shoes made in whole or in part of vegan materials. Class 35: Computerized online ordering services in the field of footwear.	Trademark; Service Mark	04/05/2018	02/19/2019	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Pranav Sachdev	CEO, Director	CEO, Director, Glyph (2017- present) Responsibilities: managing finance, marketing, and design.	MBA, Cornell University, 2017 BA, Economics, Trinity College-Hartford, 2011
Alan Lau	COO, Director	COO, Director, Glyph (2017 – present)	MBA, Cornell University, (2017) BS, Mechanical and Materials Science

		Responsibilities: managing operations, manufacturing, and logistics.	Engineering, University of California, Davis, (2009)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type of security	Common Stock
Amount Outstanding	5,395,285 shares
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

6

*Percentage calculation includes outstanding capital stock only.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	$137,894
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	10% discount / $9,000,000 valuation cap. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.53%*

*The percentage calculation assumes conversion of Crowd SAFEs only, on a valuation cap of $9,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Agreement for Future Equity ("**Cornell AFE**")
Amount outstanding	$50,000
Voting Rights	None
Anti-Dilution Rights	The Cornell AFE holder will have pro rata participation rights that are equivalent to the investors in the next equity financing.
Material Terms	$3,000,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	In a Liquidity Event, pursuant to the terms of the Cornell AFE, if there are insufficient funds to pay the Investor and holders of the Crowd SAFE and other SAFEs outstanding at the time (the "**Cash-Out Investors**"), then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their purchase amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the liquidity price. Capitalized terms herein are used as defined in the Cornell AFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Approximately 1.67%*

*Percentage ownership assumes conversion of the Cornell AFE only, at a $3,000,000 valuation cap. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Simple Agreement for Future Equity (*"Angel SAFE II"*)
Amount Outstanding	$50,000
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$7,000,000 valuation cap / 20% discount
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.71%*

*Percentage ownership assumes conversion of the Angel SAFE II's only, at a $7,000,000 valuation cap. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Simple Agreement for Future Equity (*"Angel SAFE I"*)
Amount Outstanding	$221,000
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	All but 2 Angel SAFE I's convert at a $6,000,000 valuation cap or 20% discount. The 2 remaining Angel SAFE I's convert at a $7,000,000 valuation cap or 20% discount.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.68%*

* Percentage ownership assumes conversion of the Angel SAFE I's only, at a $6,000,000 valuation cap. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	KISS-A
Amount Outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The 500 Startups KISS will convert into preferred stock on the next equity financing or at the holder's election or may convert into common stock upon the closing of a corporate transaction. The Company has entered into a Management Rights Letter with the holder. The holder is entitled to receive dividends on an as-converted basis. The holder is also entitled to equivalent Major Investor Rights as subsequent investors receiving such rights. Capitalized terms herein are used as defined in the KISS-A.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Depending on the Major Investor Rights that are offered to equity investors in subsequent rounds, the 500 Startups KISS investor may receive certain rights that could have the effect of diluting the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6%*

*This percentage assumes conversion of the 500 Startups KISS into preferred stock prior to the Offering based on terms established in the 500 Startups KISS agreement, which entitle the holder to convert the 500 Startups KISS into an amount of preferred stock that is equal to 6% of the Company's total outstanding common shares immediately following such conversion.

Outstanding Debt

The Company has the following debt outstanding:

Type of debt	Wayflyer Cash Advance
Amount outstanding	$56,887.52
Material Terms	Daily Collection Percentage of Daily Receivables, as defined by the Future Receivables Sale and Merchant Cash Advance Agreement ("**Cash Advance Agreement**"), is debited from the Company's bank account until Cash Advance Amount and Transaction Fee, as defined by Cash Advance Agreement, are remitted to creditor in full.
Collateral	Wayflyer receivables
Maturity Date	N/A

Type of debt	Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration
Amount outstanding	$78,300
Interest Rate and Amortization Schedule	3.75% interest, $382 monthly payments start twelve (12) months after loan date
Description of Collateral	The Company's tangible and intangible personal property
Other Material Terms	None
Maturity Date	May 18, 2050

Ownership

A majority of the Company is owned by the Company's founders, Pranav Sachdev and Alan Lau.

Below the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Pranav Sachdev	2,666,666	49.43%*

| Alan Lau | 2,666,666 | 49.43%* |

*This percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

Glyph was incorporated on February 19, 2017 under the laws of the State of Delaware, and is headquartered in Massachusetts. The Company is a minimalism company that produces digitally knitted shoes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three (3) months or less to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2021, the Company had $90,291.48 in aggregate cash and cash equivalents, leaving the Company with approximately twelve (12) months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$137,894	137,894	Marketing, General and Administrative, Working Capital, Research and Development, and Intermediary Fees	4/28/2020	Section 4(a)(6)
Angel SAFE II	$50,000	4	Marketing, Research and Development, and Working Capital	8/11/2020-9/13/2020	Section 4(a)(2)
KISS-A	$150,000	1	Marketing, Research and Development, and Working Capital	6/20/2019	Section 4(a)(2)
Angel SAFE I (Seed I $6M Valuation Cap)	$221,000	9	Marketing, Research and Development, and Working Capital	3/8/2019-5/29/2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated

on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted transactions with related persons.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pranav Sachdev

(Signature)

Pranav Sachdev

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Pranav Sachdev

(Signature)

Pranav Sachdev

(Name)

Chief Executive Officer, Director

(Title)

May 31, 2022

(Date)

Alan Lau

(Signature)

Alan Lau

(Name)

Chief Operating Officer, Director

(Title)

May 31, 2022

(Date)

EXHIBIT A

Financial Statements

I, Pranav Sachdev, the Chief Executive Officer of Glyph, hereby certify that:

     (1)   the accompanying financial statements of SageLink Inc., dba Glyph thereto for the period ending December 2021 included in this Form C-AR are true and complete in all material respects;

     (2)   the tax return information of Glyph included in this Form C-AR reflects accurately the information reported on the tax return for Glyph filed for the fiscal year ended December 2021; and

     (3)   that the information below reflects accurately the information reported on our federal income tax returns.

     IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of May 31, 2022.

Pranav Sachdev

(Signature)

Name: Pranav Sachdev

Title: Chief Executive Officer

Date: May 31, 2022

SageLink Inc., d/b/a Glyph
Unaudited Financial Statements

Glyph

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Bank	
1010 SVB Checking x7072	93,293.24
1040 PayPal Bank	134.51
Total 1000 Bank	**93,427.75**
1050 Third-Party Holding Accounts	0.00
1060 Shopify Holding	3,154.22
1070 Amazon Pay Holding	-2,676.25
1080 Sezzle Holding	110.51
1090 Facebook Shop Holding	330.90
1182 PayPal Holding	0.00
Total 1050 Third-Party Holding Accounts	**919.38**
Total Bank Accounts	**$94,347.13**
Other Current Assets	
1400 Inventory	212,765.64
1425 Inventory in transit	0.00
Total 1400 Inventory	**212,765.64**
1500 Notes and Short-Term Loans	
1530 Loans to Shareholders	0.00
Total 1500 Notes and Short-Term Loans	**0.00**
1600 Other Current Assets	
1620 Security Deposits	0.00
1690 Uncategorized Asset	-120.15
Total 1600 Other Current Assets	**-120.15**
1680 Undeposited Funds	411.83
Total Other Current Assets	**$213,057.32**
Total Current Assets	**$307,404.45**

Doc ID: 6b515e8b1a73c20e6c3c26269c8b452dbbadf3d7

Glyph

Balance Sheet
As of December 31, 2021

	TOTAL
Fixed Assets	
1700 Property, Plant, and Equipment	
1720 Machinery, Tooling & Equipment	10,038.60
1760 Computer Equipment	0.00
1790 Accumulated Depreciation	-1,394.25
Total 1700 Property, Plant, and Equipment	**8,644.35**
Total Fixed Assets	**$8,644.35**
Other Assets	
1800 Intangible Assets	0.00
1810 Trademarks	
1811 Trademarks - Cost	3,532.40
1819 Trademarks - A/A	-329.79
Total 1810 Trademarks	**3,202.61**
1820 Patents	5,000.00
Total 1800 Intangible Assets	**8,202.61**
Total Other Assets	**$8,202.61**
TOTAL ASSETS	**$324,251.41**

Doc ID: 6b515e8b1a73c20e6c3c26269c8b452dbbadf3d7

Glyph

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2100 Credit Cards	
2110 Alan Chase Business Ink x0977	1,144.95
2116 Pranav Chase Business Ink 3973	51.94
2118 Alan Amex Marriott	0.00
2120 Loan - Alan Amex	4,241.02
2130 Brex	0.00
2140 Clearbanc	0.00
Total 2100 Credit Cards	**5,437.91**
Total Credit Cards	**$5,437.91**
Other Current Liabilities	
2150 Near Term Liabilities	
2165 Settle Inventory Financing	75,652.50
2166 Wayflyer Financial	56,887.52
2170 Short Term Loans	0.00
2172 PPP Loan	0.00
Total 2150 Near Term Liabilities	**132,540.02**
2400 Taxes Payable	
2430 Accrued Sales and Excise Taxes	0.00
2431 Massachusetts Department of Revenue Payable	-101.14
2432 New York Department of Taxation and Finance Payable	53.27
Total 2400 Taxes Payable	**-47.87**
2510 Gift Certificates Outstanding	250.00
2600 Accrued Expenses	
2610 Accrued Warehouse Expenses	7,888.97
2620 Accrued Interest	1,590.48
Total 2600 Accrued Expenses	**9,479.45**
Out Of Scope Agency Payable	317.65
Total Other Current Liabilities	**$142,539.25**
Total Current Liabilities	**$147,977.16**

Glyph

Balance Sheet

As of December 31, 2021

	TOTAL
Long-Term Liabilities	
2700 Long-Term Liabilities	
2710 Shopify Capital	0.00
2712 American Express Loan	0.00
2714 SBA	78,200.00
2724 Due to Shareholder	71,642.84
Total 2700 Long-Term Liabilities	**149,842.84**
Total Long-Term Liabilities	**$149,842.84**
Total Liabilities	**$297,820.00**
Equity	
3000 Common Stock	
3020 Common Stock - Par Value	53.31
Total 3000 Common Stock	**53.31**
3200 Paid-in Capital	
3210 Agreement for Future Equity	50,000.54
3220 Kiss Notes	150,000.00
3230 SAFE Notes	344,545.89
Total 3200 Paid-in Capital	**544,546.43**
3600 Retained Earnings	-295,712.52
Net Income	-222,455.81
Total Equity	**$26,431.41**
TOTAL LIABILITIES AND EQUITY	**$324,251.41**

Glyph

Profit and Loss
January - December 2021

	TOTAL
Income	
4100 Sales - Online	
4110 Sales - Shopify	625,551.10
4120 Sales - PayPal	280.00
4130 Sales - FB & IG	542.81
4180 Shipping and Delivery Income - Online	10,831.29
4185 Returns and Allowances - Online	-96,438.04
4190 Discounts & Promos - Online	-4,662.68
Total 4100 Sales - Online	**536,104.48**
Total Income	**$536,104.48**
Cost of Goods Sold	
5000 Cost of Goods Sold - Product	
5010 Cost of Finished Product	175,095.00
5050 Production Testing and Inspection	4,559.04
Total 5000 Cost of Goods Sold - Product	**179,654.04**
5900 Handling & Delivery	
5910 Freight In COGS	13,994.15
Total 5900 Handling & Delivery	**13,994.15**
Total Cost of Goods Sold	**$193,648.19**
GROSS PROFIT	**$342,456.29**
Expenses	
6000 Payroll Expense	
6010 Gross Regular Wages	56,552.31
6020 Employer Taxes	5,026.70
6050 Health Insurance	3,270.04
Total 6000 Payroll Expense	**64,849.05**
6400 Professional Fees	
6410 Accounting Services	10,412.49
6420 Legal Fees	2,962.00
6450 Software Development Fees	959.00
Total 6400 Professional Fees	**14,333.49**
6500 Marketing & Advertising	
6510 Marketing	34,916.52
6535 Visual Content Creation	2,318.75
6555 Online Presence and Media Spend	252,998.54
6576 Marketing Samples	23,575.00
Total 6500 Marketing & Advertising	**313,808.81**
6600 Product Development	265.89
6610 Design Services	953.97
6630 Prototypes	1,197.00

	TOTAL
6632 Samples	2,028.85
6640 Molds	3,189.00
Total 6600 Product Development	**7,634.71**
6800 Company and Team Development	
6840 Meals - team	62.87
Total 6800 Company and Team Development	**62.87**
7000 Occupancy Expenses	
7010 Rent	6,695.18
7060 Office Supplies	520.75
Total 7000 Occupancy Expenses	**7,215.93**
7100 Infrastructure & Regular Services	
7110 Software & Cloud Subscriptions	7,605.62
7130 Regular Operational Services	1,055.82
Total 7100 Infrastructure & Regular Services	**8,661.44**
7400 Insurance and Regulatory	
7430 Licenses, Permits & Fees	125.00
Total 7400 Insurance and Regulatory	**125.00**
7500 Finance fees and Related costs	
7520 Bank Fees	170.00
7552 PayPal Fees	2,611.67
Total 7500 Finance fees and Related costs	**2,781.67**
8000 Selling Operating Expense	
8010 Payment Processing	15,698.00
8020 Handling, Delivery, Processing & Freight Out	78,699.19
Total 8000 Selling Operating Expense	**94,397.19**
8100 Warehouse storage Expense	29,543.69
8990 Uncategorized Expense	0.00
Total Expenses	**$543,413.85**
NET OPERATING INCOME	**$ -200,957.56**
Other Income	
9000 Other Income	
9030 Cancellation of Debt Income	12,620.00
Total 9000 Other Income	**12,620.00**
Total Other Income	**$12,620.00**
Other Expenses	
9200 Other Expenses	
9210 Interest Expense - Credit Card	404.88
9220 Interest Expense - Debt	2,118.28
Total 9200 Other Expenses	**2,523.16**

Glyph

Profit and Loss
January - December 2021

	TOTAL
9500 Tax Expense	968.49
9595 Tax Related Inventory Adj	33,699.83
9700 Depreciation & Amortization	
9710 Depreciation Expense	1,394.25
Total 9700 Depreciation & Amortization	**1,394.25**
Total Other Expenses	**$38,585.73**
NET OTHER INCOME	**$ -25,965.73**
NET INCOME	**$ -226,923.29**

Glyph

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-226,923.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1110 Accounts Receivable	0.00
1400 Inventory	-61,994.58
1425 Inventory:Inventory in transit	82,066.81
1690 Other Current Assets:Uncategorized Asset	120.15
2000 Accounts Payable	-44,114.40
2110 Credit Cards:Alan Chase Business Ink x0977	928.70
2116 Credit Cards:Pranav Chase Business Ink 3973	-938.06
2118 Credit Cards:Alan Amex Marriott	0.00
2120 Credit Cards:Loan - Alan Amex	-3,995.36
2165 Near Term Liabilities:Settle Inventory Financing	75,652.50
2166 Near Term Liabilities:Wayflyer Financial	56,887.52
2170 Near Term Liabilities:Short Term Loans	0.00
2172 Near Term Liabilities:PPP Loan	0.00
2431 Taxes Payable:Massachusetts Department of Revenue Payable	-116.77
2432 Taxes Payable:New York Department of Taxation and Finance Payable	53.27
2510 Gift Certificates Outstanding	0.00
2610 Accrued Expenses:Accrued Warehouse Expenses	7,888.97
Out Of Scope Agency Payable	317.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**112,756.40**
Net cash provided by operating activities	**$ -114,166.89**
INVESTING ACTIVITIES	
1720 Property, Plant, and Equipment:Machinery, Tooling & Equipment	-10,038.60
1790 Property, Plant, and Equipment:Accumulated Depreciation	1,394.25
1811 Intangible Assets:Trademarks:Trademarks - Cost	-1,782.40
Net cash provided by investing activities	**$ -10,426.75**
FINANCING ACTIVITIES	
2724 Long-Term Liabilities:Due to Shareholder	40,000.00
3230 Paid-in Capital:SAFE Notes	73,545.89
Net cash provided by financing activities	**$113,545.89**
NET CASH INCREASE FOR PERIOD	**$ -11,047.75**
Cash at beginning of period	101,339.23
CASH AT END OF PERIOD	**$90,291.48**

Doc ID: 6b515e8b1a73c20e6c3c26269c8b452dbbadf3d7



TITLE		Glyph - 2022 Form C-AR
FILE NAME		Glyph - Form C-AR...t, 5-31-2022).pdf
DOCUMENT ID		6b515e8b1a73c20e6c3c26269c8b452dbbadf3d7
AUDIT TRAIL DATE FORMAT		MM / DD / YYYY
STATUS		● Signed

Document History

SENT	**05 / 31 / 2022** 14:44:20 UTC	Sent for signature to Pranav Sachdev (p@glyph.earth) and Alan Lau (alan@glyph.earth) from brian@rosslawgroup.co IP: 98.116.152.90
VIEWED	**05 / 31 / 2022** 15:15:05 UTC	Viewed by Alan Lau (alan@glyph.earth) IP: 216.181.176.134
SIGNED	**05 / 31 / 2022** 15:15:19 UTC	Signed by Alan Lau (alan@glyph.earth) IP: 216.181.176.134
VIEWED	**05 / 31 / 2022** 23:32:47 UTC	Viewed by Pranav Sachdev (p@glyph.earth) IP: 154.27.24.115
SIGNED	**05 / 31 / 2022** 23:33:07 UTC	Signed by Pranav Sachdev (p@glyph.earth) IP: 154.27.24.115
COMPLETED	**05 / 31 / 2022** 23:33:07 UTC	The document has been completed.